UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490202

(CUSIP Number)

Michael Kime

5000 Washington Place, Suite 200

St. Louis, Missouri 63108

(314) 422-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS iSelect Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

(1)	This amount includes 1,420 shares owned of record by iSelect Fund Management, LLC (“iSelect Management”) and 31,226 shares directly held by iSelect Fund — Argonautics, LLC (the “iSelect Fund”).

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024 and giving effect to the Issuer’s 1-for-35 reverse stock split that became effective on July 18, 2024 (the “Reverse Stock Split”)) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

2

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS iSelect Fund — Argonautics, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

3

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Michael D. Kime
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 1,420 shares owned of record by iSelect Management and 31,226 shares directly held by the iSelect Fund.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

4

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Richard P. Imperiale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 1,420 shares owned of record by iSelect Management and 31,226 shares directly held by the iSelect Fund.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

5

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS James M. Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 1,420 shares owned of record by iSelect Management and 31,226 shares directly held by the iSelect Fund.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

6

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Carter Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 1,420 shares owned of record by iSelect Management and 31,226 shares directly held by the iSelect Fund.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

7

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Susan Slavik Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 1,420 shares owned of record by iSelect Management and 31,226 shares directly held by the iSelect Fund.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

8

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

9

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

10

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Chiu Wing Nga Rita
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 414,771(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 414,771(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,771(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes (a) 132,857 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) and (b) 281,914 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP).

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

11

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS S2G Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,335(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,335(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,335(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 3,968 shares of Common Stock issuable upon the exercise of 11,904 warrants.

(2)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

12

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Fall Line Endurance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

13

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Fall Line Endurance GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

14

CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Eric O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

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CUSIP No. 082490202

1	NAMES OF REPORTING PERSONS Clay Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

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1	NAMES OF REPORTING PERSONS Matthew B. Crisp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,582
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon approximately 5,580,014 shares outstanding as of the date of this Amendment No. 2 to Schedule 13D, which figure the Reporting Persons believe to be accurate to the best of their knowledge, representing (a) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024 and giving effect to the Reverse Stock Split) and (b) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

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SCHEDULE 13D/A (Amendment No. 2)

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by the Reporting Persons to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons with the SEC on June 5, 2024, as amended by Amendment No. 1 on June 27, 2024 (collectively, the “Prior Statement”), with respect to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Prior Statement. All Common Stock share and per share information and warrant amounts in this Amendment No. 2 have been adjusted to reflect the Reverse Stock Split that became effective on July 18, 2024.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Following continued discussions with the Argonautic Reporting Persons, the Special Committee, on behalf of the Issuer, and Argonautic Ventures Master SPC executed on August 8, 2024 a non-exclusive, non-binding letter of intent (the “Non-Binding LOI”). The Non-Binding LOI is materially consistent with the June 2024 Proposal. The Non-Binding LOI provides that the proposed transaction would be structured as a tender offer by a wholly-owned subsidiary of the Buyer (the “Merger Sub”) pursuant to which the shareholders of the Issuer other than the Reporting Persons, other potential co-investors in the Buyer and their respective affiliates would receive consideration of $8.60 per share in cash (which price gives effect to the Reverse Stock Split). The Non-Binding LOI was disclosed by the Issuer on a Current Report on Form 8-K furnished on September 9, 2024 to the SEC. The Buyer and Merger Sub are affiliates of the Reporting Persons.

On October 13, 2024, J. Stephan Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of Grosvenor Food & AgTech Limited (“Grosvenor”), informed the Issuer of his resignation as a member of the Board, effective as of such date. Certain of the Reporting Persons have begun to engage, and intend to continue to engage, on a coordinated basis, in communications, discussions and negotiations with Grosvenor and Mr. Dolezalek and their respective legal, financial, accounting and other advisors, to engage in concerted actions regarding the Proposed Acquisition and other strategic alternatives involving the Issuer, including financing transactions and strategic partnerships. SEC guidance provides that as a result of such communications, discussions and negotiations by such Reporting Persons with Grosvenor and Mr. Dolezalek, the Reporting Persons may be deemed to be a part of a group with Grosvenor and Mr. Dolezalek. The Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by Grosvenor and Mr. Dolezalek.

The Non-Binding LOI and/or any of the other strategic alternatives mentioned above may result in one or more of the transactions, events or actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from The Nasdaq Stock Market LLC, deregistration of the Common Stock with the SEC, and other material changes in the Issuer’s business or corporate structure.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a)-(b) The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Amendment No. 2 and the information set forth in Item 2 of this Amendment No. 2 is incorporated herein by reference.

By virtue of the communications, discussions and negotiations by the Reporting Persons, on a coordinated basis, with each of the other Reporting Persons to engage in concerted actions regarding the Non-Binding LOI and the Proposed Acquisition, the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons acting together for that common purpose pursuant to Section 13(d) of the Exchange Act. However, (i) the iSelect Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any iSelect Reporting Person), (ii) the Argonautic Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any Argonautic Reporting Person), (iii) S2G disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons, (iv) Fall Line and O’Brien disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including Fall Line and O’Brien), and (v) Crisp disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Common Stock that are beneficially owned by any other Reporting Persons, except for (i) the iSelect Reporting Persons with respect to each other, (ii) the Argonautic Reporting Persons with respect to each other, and (iii) Fall Line and O’Brien with respect to each other.

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Assuming the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons acting together for that common purpose pursuant to Section 13(d) of the Exchange Act, and subject to the preceding paragraph, the shares of Common Stock beneficially owned by each Reporting Person may be deemed to be beneficially owned by each of the other Reporting Persons. Accordingly, in the aggregate, the Reporting Persons may be deemed to beneficially own 939,635 shares of Common Stock, consisting of an aggregate of (i) 935,667 shares of Common Stock and (ii) 3,968 shares of Common Stock issuable to certain Reporting Persons, as disclosed above, pursuant to warrants exercisable within 60 days of the date of this Schedule 13D, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 16.8% of the total number of shares of Common Stock the Reporting Persons believe to be outstanding as of the date of this Amendment No. 2 based on (i) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024), (ii) the 3,968 shares of Common Stock issuable pursuant to warrants as described above, and (iii) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

In addition, by virtue of the communications, discussions and negotiations by certain of the Reporting Persons, on a coordinated basis, with Grosvenor and Mr. Dolezalek and their respective legal, financial, accounting and other advisors, to engage in concerted actions regarding the Proposed Acquisition and other strategic alternatives involving the Issuer, including financing transactions and strategic partnerships, the Reporting Persons may be deemed to be members of a group with Grosvenor acting together for that common purpose pursuant to Section 13(d) of the Exchange Act. However, the Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by Grosvenor. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Common Stock that are beneficially owned by Grosvenor.

Grosvenor has filed or intends to file a Schedule 13D/A on the same date as this Amendment No. 2 to report the beneficial ownership of a total of 307,239 shares of Common Stock. Assuming the Reporting Persons may be deemed to be members of a group with Grosvenor acting together for that common purpose pursuant to Section 13(d) of the Exchange Act, and subject to the preceding paragraph, the Reporting Persons and Grosvenor may be deemed to beneficially own, in the aggregate, 1,246,874 shares of Common Stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, represents approximately 22.2% of the total shares of Common Stock the Reporting Persons believe to be outstanding as of the date of this Amendment No. 2 based on (i) 6,119,590 shares outstanding as of August 6, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 8, 2024), (ii) the 3,968 shares of Common Stock issuable pursuant to warrants as described above, (iii) 21,904 shares of Common Stock issuable to Grosvenor pursuant to warrants exercisable within 60 days of this Amendment No. 2, and (iv) certain changes subsequent to such Quarterly Report on Form 10-Q including, but not limited to, the forfeiture on September 29, 2024 of earnout shares from an escrow account, pursuant to an escrow agreement dated as of September 29, 2021, which earnout shares were automatically released by the escrow agent to the Issuer for cancellation.

The Reporting Persons are only responsible for the information contained in this Amendment No. 2 and assume no responsibility for information contained in any other Schedules 13D or amendments thereto filed by any other Reporting Persons or Grosvenor.

(c) Except as set forth below in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

43,899 shares of Common Stock that were previously reported as beneficially owned by Argonautic SS Fund II and Ms. Chiu (the “Earnout Shares”) and held in an escrow account were subject to an earn-out contingency until the achievement no later than September 29, 2024 of certain stock price targets pursuant to the Issuer’s business combination on September 29, 2021. On September 29, 2024, all of the Earnout Shares were automatically released by the escrow agent to the Issuer for cancellation, pursuant to an escrow agreement entered into on September 29, 2021, because none of the stock price targets were achieved and, accordingly, none of the Earnout Shares vested.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 of this Amendment No. 2 is incorporated herein by reference, as applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2024).
99.2	Non-Binding Indication of Interest to the Board of Directors of Benson Hill, Inc., dated June 25, 2024 (incorporated by reference to Exhibit 99.2 to the Prior Statement).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2024

iSELECT FUND MANAGEMENT, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

iSELECT FUND — ARGONAUTICS, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

MICHAEL D. KIME

/s/ Michael D. Kime

RICHARD P. IMPERIALE

/s/ Richard P. Imperiale

JAMES M. MEYER

/s/ James M. Meyer

CARTER WILLIAMS

/s/ Carter Williams

SUSAN SLAVIK WILLIAMS

/s/ Susan Slavik Williams

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND III SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND II SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

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CHIU WING NGA RITA

/s/ Chiu Wing Nga Rita

S2G INVESTMENTS, LLC

By:	/s/ Sanjeev Krishnan
Name:	Sanjeev Krishnan
Title:	Managing Partner

FALL LINE ENDURANCE FUND, LP

By:	Fall Line Endurance GP, LLC, General Partner

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

FALL LINE ENDURANCE GP, LLC

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

ERIC O’BRIEN

/s/ Eric O’Brien

CLAY MITCHELL

/s/ Clay Mitchell

MATTHEW B. CRISP

/s/ Matthew B. Crisp

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